Filed by Athena Consumer Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Athena Consumer Acquisition Corp.

Commission File No. 001-40921

Date: September 8, 2022

Transcript of e.GO Presentation at Cowen & Co.

15th Annual Global Transportation & Sustainable Mobility Conference

September 7, 2022

Jeff Osborne, Cowen:

Good morning everybody. It’s Jeff Osborne, the mobility technology analyst here at Cowen. Thanks for joining us for our 15th Annual Global Transportation & Sustainable Mobility Summit. Very pleased to have Ali and Stefan joining us. Ali is the Chairman of the Board of e.GO, a recent SPAC, as well as Stefan is the Chief Technology Officer. I had a chance to go out to their factory in Aachen, Germany in September of last year. I was impressed and look forward to hearing an in-depth conversation today on the MicroFactory approach that they have for a very affordable car starting, made in Germany, but they’ve got two other factories in the works.

Gentlemen, thanks for taking time to join us. Maybe for those that aren’t familiar with e.GO, do you mind just taking a minute or two for a quick overview of what you’re up to and then we can dive into some detailed questions?

Ali Vezvaei, Chairman of the Board, e.GO:

Sure. Good morning everyone. Thank you, Jeff, for having us on again. Pleasure to be with you again in the conference.

If you could please go to slide number 4.

By way of background, e.GO is a German technology, data and mobility company, established in Germany in Aachen, which is the front of technology and development for the automotive industry, nearly 5 years ago, and we have gone through the development journey – next slide please – and today we basically have achieved our unlimited EU homologation, have established and put into production our first MicroFactory in Aachen, Germany. As you rightfully said, Jeff, a couple of other MicroFactories are nearing the start of construction.

The technology that has been put in play in the MicroFactory, in conjunction with the car, creates a decentralized growth opportunity, and along that path we have actually cobbled together partnerships with the international, blue-chip strategic partners that will basically cement our path to growth.

In the meantime, more than 1,200 cars on the road, more than 7 million kilometers of driving experience and nearly 9 terabytes of data collected.

Jeff Osborne:

Excellent. That’s a great overview. Certainly you’re a different SPAC, a different EV startup than your traditional SPAC, in terms of, as you said, 1,200 cars on the road. Can you just touch on the path to choosing the SPAC strategy that was announced a few weeks ago? What was the process? What was the rationale in terms of expansion? That would be a great place to start.

Ali Vezvaei:

Absolutely. Look, it starts with the German engineering culture which is under promise, over deliver, not the other way around. So we decided first we needed to build the car, then we needed to make sure the car is homologated, then we needed to build a factory, put it on the road, and then go to public, because going public and asking the public market to trust you with your performance is a function of performance and track record, so you can’t do it the other way around. That’s one.

Two, we wanted to make sure that we built a way and a foundation for our operational growth, which, as we have put forward in the time between announcing the SPAC and the next MicroFactory announcement, is basically evidenced by way of delivery. The rationale behind the SPAC was, first of all, great partnership, people like-minded, focused on sustainability and technology that together give rise to what we call the future of electromobility. And therefore, we found very, very great partners in the colleagues in Athena, and together we’re working to make sure that we have a successful closing in the months ahead.

Jeff Osborne:

Maybe the last question on the SPAC and then we’ll dive into some of the technology issues is what’s the strategy around redemptions, if there is some? Do we have a funded plan or what’s the backup plan, I guess, if the redemptions are quite heavy?

Ali Vezvaei:

That’s an amazing question because it also ties back to your first question around why to choose to go to the SPAC market now. The beauty of if you’ve already built a car, homologated the car and built your factory, is you become a capital-light business. So, unlike many other startup EVs, which are at the beginning of the journey so they need to put a lot of capex and money into R&D and building the facility, we have done that. So our business plan between now and growth is basically a capital-light business plan. And therefore, we have solved the equation around – and it has been announced, solved the equation around – a debt tranche in between, assuming redemptions will be where they are as the market dictates, and that would comfortably get us through to execute our business plan. Our MicroFactory and decentralized growth, which I will allude to in the next couple of slides, is also a very, very unique way of building growth, one that does not include significant capex deployment.

Jeff Osborne:

Got it. Well, maybe let’s transition to MicroFactories. As I said, I had the chance to see the Aachen one. I think you have two more announced as well. Remind me, they cost, what, 50-60 million euros a piece? Is it 30ish thousand vehicles in production? I forget the stat there, but maybe just walk through some of the high points and then why a decentralized approach versus a centralized facility?

Ali Vezvaei:

No, you’re spot on. What you remember from your visit to Aachen is absolutely correct. So the MicroFactories have been designed and standardized around 30,000 capacity in a three shift setting. And the core capex for a MicroFactory – entire factory – from start to finish, is around 55 to 60 million euros. And of course that ultra-light capex production facility gives rise to your ability and flexibility to take the production where the opportunities are, whether in terms of demand, in terms of incentives, or in terms of lower cost and availability of talent. And this is exactly the foundation for our decentralized growth strategy. As you see, the world is a very different place today than it was six months ago. The ability to flex around the uncertainty and navigate through supply chain issues, talent availability, cost of energy is actually... mandates that you need to be able to deploy flexible production strategies that are not one-dimensionally connected to hundreds of thousands of cars to be produced in order to get to break even. And this is exactly the idea behind decentralized growth, which is powered by this proprietary MicroFactory technology.

Jeff Osborne:

And maybe you have a picture there in the slides, but if we were to walk in the MicroFactory now and have a Zoom image of that, what is sort of the layout or what is the process? Is it a lot of robotics? Is it a standard sort of U-shaped assembly line? Can you just give us a quick sketch of what would be inside of a MicroFactory?

Ali Vezvaei:

Of course. If you could please go a couple of slides forward, moderator, and then we’ll... Yeah. One or two more. So what is a MicroFactory by construct? It’s production reimagined. It’s not just a factory, which is smaller by size or space. It involves a very different way of looking at the production process. So unlike almost everybody else in the industry, at e.GO, we have removed the press shop, which is capital and energy intensive, and paint shop, which is capital intensive and pollutive. And these days, given the connectivity of the paint price and the hydrocarbons, it’s also sort of weighing on the total cost of production. So no paint shop, no press shop, pass the message, and this is how we’ve taken capex out.

Now you might rightfully ask, how do you deal with it? We have replaced a traditional body shop, or press shop, with a very advanced robotic system that you see at the center of the slide – one that is AI-enhanced and it allows for simultaneous operation of 16 robots that basically, together, in less than seven minutes, create a 3D structure called the space frame. That’s the foundation of how you build cars. We build cars in three dimension and use the robotics to deal with that.

On the painting side, we actually very simply resort to innovation. We impregnate raw material, use thermoformed polymers. When you see them, you actually think that they are as good as a metallic paint on a body of a luxury car. Nonetheless, there is not a single drop of paint that has been used in our production facility. And this way you reduce, of course, production processes, you remove space, you take out time, and more importantly, you significantly reduce capex and CO2 footprint. The assembly line is powered by autonomous-guided vehicles with induction charging on the floor. The typical U-shape, but of course, significantly improved in terms of cycle time, enabling us to basically finish the assembly in 27-28 stations, as opposed to the usual hundreds of stations. And all of that, of course, an integral part of how you design and build cars, which Stefan will give you an insight.

Jeff Osborne:

Yeah, I’d love to. A hot button issue with investors is pricing of vehicles, especially EVs in light of semiconductor inflation, battery cost inflation. So I’d love to understand how you’re grappling with those issues as a startup. And then, if you look at the price points that you’ve announced for the e.GO, it’s really right on top of a VW, Fiat, Renault, Mini, even a few thousand euros below them. So we would love to understand how you’re able to achieve that despite the inflation that everybody is experiencing. I think Tesla alone has raised their vehicles by 30%. Maybe just touch on what you’ve done.

Ali Vezvaei:

It’s a great question. Look, if you, for a second, zoom out and look at it from a pure investment point of view, what is the price of a car? The price of a car is basically your P&L and then you’re looking at the cost of goods sold that is being heavily influenced by your production cost. We just discussed, as opposed to the typical production facilities that cost around 800-900 million euros to build, we build them for 50-60. So that’s one part. The second part goes back to the car itself. If you could please go back to the slide with the 3D view of the car. We have simplified here, significantly, how you build cars. An aluminum space frame – you see top right – under 50 kilograms of aluminum. Robotic structure, so significantly reduced SG&A and so on and so forth. And thermoformed exterior, basically made out of polymer, again, reducing cost, reducing complexity. Standardized powertrain made by our partner Bosch, and a very, very, I would say, innovative, smart, flexible battery structure, which is agnostic basically to the cell.

Why? We have gone back to looking at how can you design batteries to be future-proof. Our batteries are basically not an integral part of a chassis or body of the car, rather, an encapsulated constellation of battery modules inside a proprietary aluminum housing that gets bolted in and out of the car. So ultimately, you move from one cell to another one, depending on the supply chain and price. And what you need to do is uncap, replace, pack, flash, go. And this is the difference to where you see the challenges in the industry, where there is a heavy focus on one particular cell or particular supplier. Are we immune to inflationary waves if they continue to ripple through the economy? Of course not. There is no immunity. But we seem to be a little bit more resilient, and that’s why we’re comfortable with the prices as they are. And of course, moving forward, if that continues, we of course take the right measure to make sure that the profitability is preserved.

Jeff Osborne:

Got it. Maybe we can switch gears away from technology and better appreciate how you’re going to build a brand. So you have 1,200 out there, and then when I visited in September, you had a location – a retail location – in Düsseldorf. I think you have several other ones now, but maybe just give us an update on the brand strategy as a whole, both your indirect and direct channels. And then one thing you didn’t mention, Ali, in the introduction, is what the reservation level is. I think you have several thousand people that have indicated that they want the vehicle. If you could just give us an update on that, that would be helpful as well.

Ali Vezvaei:

Happy to do that. Calvin, if you could please go to the slide with the sales and branding for the audience to have a background. So first of all, the strategy around sales marketing and branding comes from our view – philosophical view – that the future of electromobility is basically the future of consumer electronics, connected drive. And as we look at these vehicles as consumer electronic pieces, as they are, we have decided to actually deploy a direct-to-consumer approach, which is enhanced by very, very heavy focus on digital channels and allowing the consumers to get the comfort, the touch and feel through our physical presence by the brand stores that you rightfully pointed out. In the meantime, we have opened our brand store in Berlin as well, and there are plans for more to come. Customers can basically go, touch, feel, test drive if they wanted to, and then basically immerse into the digital experience that is provided through either e.GO app or our partners.

A couple of very exciting ones are in the horizon for us to announce that will actually change your customer journey in ordering and driving a car, which we are very excited to announce soon – very, very soon. And therefore, it is basically your interface with the consumer electronics that you touch and feel and test drive physically, and you order and basically run through the life cycle digitally. This of course allows us to also cut cost significantly from brick and mortar, which is the traditional dealership model (which, by the way, these days is becoming very, very challenging given the productivity, utilization, availability and the costs associated with all those fixed assets). So, all in all, we are very excited to push and basically explore and exploit these digital interface with the users, which by the way, post-COVID, has been significantly boosted.

Jeff Osborne:

Maybe just two follow-ups. So I missed it on the reservations. Can you just update us on how many, as of the last announcement, you had?

Ali Vezvaei:

Before I talk about reservation, I forgot to answer your question about the branding. How do we look at the branding is, first of all, it’s a pure independent battery electric car – independent, one of the most sustainable cars – and for that, we needed to create awareness. What we have done: we have signed Neymar Jr., the sensational Brazilian football player – which by the way, this year with the World Cup coming up, will be front and center – with him, we announced and unveiled our 2022 model. In bracket [sic] 2021 model was already sold out before even we had the chance to do any branding and brand marketing, which was very good and very encouraging to us on the team. In the fallout of that announcement in May, within the 72 hours, we had more than 2,000 final reservations. In the meantime, the numbers are closer to 10,000, and we haven’t started yet our sales campaign. Our sales campaign begins at the Paris Motor Show on 17th of October. So we are already basically getting into the race with a reasonable amount of comfort around customer demand and what’s ahead of us.

Jeff Osborne:

Great. That’s helpful. And maybe just two follow-ups or one follow-up on the slide you have there. SportScheck, I associate with getting, you know, hiking and ski here in Germany, on walking streets, fancy shopping mall areas. What are you going to be doing with them? And I see you have Amazon as well. What’s the plan with those two partners in particular?

Ali Vezvaei:

Sure. As I said, as part of this new experience around customer journey through digital channels, we basically have also developed a concept, which is called shop-in-shop (allows for the physical touch points of the customers to be across their journey, because you do not need necessarily to guide the traffic to only come and to go through your brand store just because they wanted to see a car). We make sure that wherever the customers – our customers – go, of different generations – sport, non-sport, elderly, generation Z – wherever they go, there is a touch point between them and, call it, their mobility choice, be it e.GO or otherwise.

And that defines our relationship with SportScheck because, to your point (very validly by the way), one of the largest by footfall across Europe – many, many, many brand stores around Europe – and of course that allows us to capture the traffic also physically without the need for us to deploy capex and build brand stores everywhere. Amazon is the experience that I was telling you about. We’ll make the announcement in due course, but here we are going to basically take the world by surprise as to pushing the boundaries of the possible. And Euronics is the Best Buy of Europe. That is basically a collaboration that we have signed with Euronics, and you will see e.GO cars basically being retailed next to other consumer electronic products, as we believe that it’s all about connected mobility.

Jeff Osborne:

Got it. Maybe we can switch gears to – reflecting on my visit a year ago in September of last year – I thought that the strategy, the MicroFactory, was impressive, but my disappointment was in the interior of the car. Quite honestly, I thought the fit and finish was terrible. The dash cluster looked like a 2014 Toyota Camry. The seats were incredibly uncomfortable. What was the feedback a year or two ago on the vehicles that you sold? And then I see in the SPAC deck that everything seems to have gotten a pretty major refresh interior-wise, but maybe I’m not appreciating … maybe I’m being overly aggressive in my negativity from a year ago. But if you were to grade your own journey of the fit and finish and quality of the interior, how would you score yourself?

Ali Vezvaei:

No, no. We appreciate your feedback, and I think ultimately, your wish as a customer is our command because this is a customer-facing product. If you could please go back to the slide where we show the interior. So what was the focus back then when you visited us (and by the way, even that car was fully sold out)? It was to make sure that we delivered cars to the customers at the right time, so time to market was a priority for us. Therefore, you’re right. We did not spend as much time and capital on further enhancing and pushing the boundaries of what’s possible on the interior. In the meantime, of course, now having built the foundation, a car that has been sold out and with the mechanical and electrical performance, which has been off the charts, we have spent the last year that you didn’t visit us on improving the interior and the customer touch and feel, including also the digital app interface with customer and variety of services.

So as you see, now we have introduced the largest display in the industry for that segment – a 23-inch display – to compensate for the smaller one that, back then, was also smaller than the competition. On the seat front, completely renewed with a very different grip. The entire dashboard system, the entire door panels, and so on and so forth – all have been upgraded to basically meet the expectation of our customers and hopefully exceed (for the value/for money comparison that they basically need to solve in their head relative to what is available in the city segment).

Jeff Osborne:

And speaking of value, can you remind us of what the sticker price is initially and then what you anticipate the average selling price to be with options and other things that people can buy?

Ali Vezvaei:

You can reserve an e.GO – an e.wave X now, which is the 2022 model, as of today, including the 19% German VAT for 24,990, and that is excluding any subsidies. In Germany, as a customer, you get around 9,500 euros back. So ultimately, cash out of your pocket is around 14,000-15,000 euros. And therefore we’re very comfortable that demand won’t be an issue. Now, what would be the average price? There are different rims and trims for the car, obviously. So we would expect that the average price that the customer would pay would be in the vicinity of 27,000, which, if you try to compare that one like-for-like with the others in that class, at that point in time, where we have 27, the others start with a three.

Jeff Osborne:

Got it. Ali, you mentioned the German rebate for the citizens there. What percentage of the roughly 10,000 people that you alluded to before, that have indicated they want the car, are German? Are you only targeting Germans now, and then with the Paris Auto Show and Neymar going after all of Europe? Or what’s sort of the distribution strategy from a sales perspective?

Ali Vezvaei:

Great question. The subsidies by European countries – by the way, it’s not just Germany, they differ in the exact amount, but more or less, they’re all substantial – is how Europe is trying to drive the electromobility, and you see that in the numbers reflected. Between last year and this year, the total number of electric vehicle sales in Europe – which by the way, after China, is the largest – has gone up by around 11%. So what we have done is we’ve started with – we didn’t limit who can actually reserve the car, but to answer your question, I think a large makeup of the first reservations are from Germany and neighboring countries, and so on and so forth. With Paris Motor Show, we actually opened this up completely. By the way, in the meantime, fun fact, we have sold a car in Dubai. So there’s an e.GO driving in Dubai, but it has not been part of our planned go-to-market. First, we talk about Europe, and then from there, we expand outside.

Jeff Osborne:

Got it. I’d love to come back on the tech side to the aluminum space frame and aluminum chassis, aluminum body and the polymers. Was that decision made solely because of the MicroFactory approach? Or is there some advantage of an aluminum chassis? Maybe just touch on the technology choices, and were they made independently of the MicroFactory approach or were they sort of a cause and effect issue because of the desire to make this with the robotic cells?

Ali Vezvaei:

Let me set the scene and I’ll pass it on to Stefan who is by far more qualified to answer that question. The choice of materials – which by the way, are inspired by aviation industry – is not necessarily a function of MicroFactory technology, because the MicroFactory technology can be adjusted and adopted to basically execute on how and what you design for. The idea was, we actually started to build an electric car ground-up, not by converting an existing platform, which is designed for IC, and therefore the weight-to-performance ratio is not necessarily well-balanced. Number two... [sic] So hence the choice of aluminum, of course, underneath the car. Aluminum comes with a variety of different physical properties as well, that Stefan will allude to – corrosion-free, much better resistance to fatigue and so on and so forth – because we also come from the school of thought that the electromobility cannot be just sustainable because you don’t produce additional CO2, but also it needs to be removing pressure from this constant consumption of resources by enabling products to be reused.

The aluminum space frame that Stefan and the team are building in the factory is intended to last a lot longer than the typical space – or in our case, we call it self-carrying body structure – cars are designed to last. The polymeric skin is exactly designed with the same notion in mind. It is more aesthetic, because the safety comes from the underbody cage. The aluminum space frame has its roots back in Formula 1. It provides superior safety anyway. Scratch-resistant, dent-resistant, of course polymer doesn’t rust, water-resistant, and so on and so forth. So it’s the school of thought around reuse, reduce weight and optimize performance/weight ratio. And then of course, Stefan and the team have done the magic by allowing or enabling the MicroFactory to build this car. Stefan, please.

Stefan Rudolf:

Ali, I guess you perfectly described this. This really is a foundation for us to build a MicroFactory, by really removing these two steps of the paint shop and the press shop and everything else Ali described, with sort of benefits for the customer on the one hand side, the very good appearance of the material itself – these were really all the things [sic] why we did this. And maybe, Ali, you would also like to add this one: it also gives us huge advantages once it comes to the life cycle and the aftersales of the vehicle, because once you have, let’s say, really an impact on the vehicle itself, it’s much easier to replace those parts compared to classical self-carrying body structure made out of steel. That’s maybe something Ali forget to explain, but all in all, these were many of the reasons why we did this, and now we see which huge opportunities we have by, let’s say, really designing the vehicle in a completely different way.

Jeff Osborne:

Got it. And remind me, is the battery pack also unique? Not the battery cells, but the pack housing. Is that integrated with the aluminum space frame? Or how does that assembly go?

Ali Vezvaei:

That’s a great point. The aluminum battery housing is not only unique but also proprietary, because the way it gets – next slide, yeah – what you see below left, it’s basically an aluminum housing proprietary design and boxed with the battery cells or battery modules inside. It gets bolted into the aluminum space frame, and the beauty is, it is designed to be swappable. We are, of course, going to announce some interesting news very soon on introducing a very interesting concept around swapping (robotic swapping, of course). But more importantly, the battery is designed to be future-proof. Look, today, we are all looking at the lithium-based batteries. Tomorrow, LFP, the day after semi-solid, and God knows what is after that. The existing design of the batteries requires a lot of surgery to change that in the cars, and that weighs heavily on the life cycle cost of the cars. In our case: remove the battery (a few minutes), change what is inside, flash, back in, continue the ride. And that has been very important to us.

Jeff Osborne:

We only have about two minutes left. Maybe I could squeeze two questions in, and we’ll try to keep the answers tight. So you’ve got the Aachen facility and then two new ones being built. Can you give us a sense of timing in where those are?

Ali Vezvaei:

Sure. We purposely chose Southeast Europe, which is basically the emerging part of Europe. Low cost, significant abundance of talent, very, very good, hospitable investment environment by the government subsidies that they provide. And first plan is in Bulgaria, second plan is North Macedonia. Both have been signed. Macedonia has started construction. Bulgaria is nearing start of construction. Both of them are expected to start production in 2024.

Jeff Osborne:

Got it. And it should be lower cost per unit, I assume, versus Aachen labor, or no?

Ali Vezvaei:

Definitely. Labor cost compared to Germany: at least 50% lower (I’m trying to be conservative).

Jeff Osborne:

All right. And then maybe lastly, what’s your strategy – you mentioned swapping potential, but what’s your strategy on charging in general? Do you have partners there? Do you have fast charging? What’s the plan there?

Ali Vezvaei:

All of the above and none of the above. We believe that you cannot penalize customers who chose electromobility because infrastructure, apart from some of the countries like US, have not necessarily followed suit at the same space. So when you buy an e.GO, you buy a car that gives you three options: absolutely no charging structure (you basically can plug the car where you plug your iPhone to charge the car – it takes 6-7 hours and you’ve already topped up), you receive also a cable for the fast charging (11kV, and then you do it in one or two hours) and of course the third option is the battery swap that gives you the opportunity to do a swap if you didn’t want to charge at all. And that allows also emerging countries to take advantage of electromobility, even though the infrastructure is not there.

Jeff Osborne:

Well, perfect. Ali, I’d love to keep picking your brain, but unfortunately we’re out of time. I appreciate you and Stefan joining us on a busy day there from Germany. Thanks so much.

Ali Vezvaei:

It was a pleasure. Thank you.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Athena Consumer Acquisition Corp. (“Athena”) and Next.e.GO Mobile SE (“e.GO”), Next.e.GO B.V., a wholly-owned subsidiary of e.GO (“TopCo”) intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Athena will send to its stockholders in connection with the Business Combination. Investors and security holders of Athena are advised to read, when available, the proxy statement/prospectus in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. Athena will mail the definitive proxy statement/final prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 442 5th Avenue, New York, NY, 10018.

Participants in the Solicitation

Athena, e.GO, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Athena’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Athena’s directors and officers in Athena’s filings with the SEC, and such information and names of e.GO’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Athena for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Athena, e.GO, and TopCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the level of redemptions by Athena’s public stockholders, the timing of the completion of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Athena, e.GO, and TopCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Athena, e.GO, and TopCo.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Athena or e.GO is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to e.GO; (v) the outcome of any legal proceedings that may be instituted against Athena and/or e.GO following the announcement of the Business Combination; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) e.GO’s ability to grow and achieve its business objectives; (ix) the effects of competition on e.GO’s future business; (x) the amount of redemption requests made by Athena’s public stockholders; (xi) the ability of Athena or the combined company to issue equity or equity-linked securities in the future; (xii) the ability of e.GO and Athena to raise interim financing in connection with the Business Combination, including to secure an e.GO IP-backed note; (xiii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiv) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation, (xv) costs related to the Business Combination, (xvi) the impact of the global COVID-19 pandemic and (xvi) those factors discussed below under the heading “Risk Factors” and in the documents filed, or to be filed, by Athena and Topco with the SEC. Additional risks related to e.GO’s business include, but are not limited to: the market’s willingness to adopt electric vehicles; volatility in demand for vehicles; e.GO’s dependence on the proceeds from the contemplated Business Combination and other external financing to continue its operations; significant challenges as a relatively new entrant in the automotive industry; e.GO’s ability to control capital expenditures and costs; cost increases or disruptions in supply of raw materials, semiconductor chips or other components; breaches in data security; e.GO’s ability to establish, maintain and strengthen its brand; e.GO’s minimal experience in servicing and repairing vehicles; product recalls; failure of joint-venture partners to meet their contractual commitments; unfavorable changes to the regulatory environment; risks and uncertainties arising from the acquisition of e.GO’s predecessor business and assets following the opening of insolvency proceedings over the predecessor’s assets in July 2020; and e.GO’s ability to protect its intellectual property. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither e.GO nor Athena presently know or that e.GO and Athena currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect e.GO’s and Athena’s expectations, plans or forecasts of future events and views as of the date of this communication. e.GO and Athena anticipate that subsequent events and developments will cause e.GO’s and Athena’s assessments to change. However, while e.GO and Athena may elect to update these forward-looking statements at some point in the future, e.GO and Athena specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing e.GO’s and Athena’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.